UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

SUNLINK HEALTH SYSTEMS, INC.

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

86737U102

(CUSIP NUMBER)

SEPTEMBER 28, 2005

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 9 Pages

CUSIP No. 86737U102	13G	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Millenco, L.P. 13-3532932

2.	Check the Appropriate Box if a Member of a Group **	(a) |X| (b) |_|

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 343,710

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 343,710

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,710

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares **	|_|

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person ** PN, BD

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	13G	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Millennium Management, L.L.C. 13-3804139

2.	Check the Appropriate Box if a Member of a Group **	(a) |X| (b) |_|

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 343,710

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 343,710

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,710

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares **	|_|

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person ** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	13G	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Israel A. Englander

2.	Check the Appropriate Box if a Member of a Group **	(a) |X| (b) |_|

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 343,710

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 343,710

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,710

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares **	|_|

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person ** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	13G	Page 5 of 9 Pages

Item 1.

(a)         Name of Issuer

SunLink Health Systems, Inc., an Ohio corporation (the "Company").

(b)         Address of Issuer's Principal Executive Office

900 Circle 75 Parkway, Suite 1120
Atlanta, GA 30339

Item 2(a).    Name of Person Filing

Item 2(b).    Address of Principal Business Office

Item 2(c).    Citizenship

Millenco, L.P.
c/o Millennium Management, L.L.C.
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware

Millennium Management, L.L.C.
666 Fifth Avenue
New York, New York 10103
Citizenship: Delaware

Israel A. Englander
c/o Millennium Management, L.L.C.
666 Fifth Avenue
New York, New York 10103
Citizenship: United States

(d)         Title of Class of Securities

Common Shares, without par value ("Common Shares")

(e)         CUSIP Number

86737U102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)         ☒ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)         ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)         ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)         ☐ Investment company registered under Section 8 of the Investment Company Act of 1940
                   (15 U.S.C. 80a-8).

(e)         ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)         ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 86737U102	13G	Page 6 of 9 Pages

(g)        ☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)        ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
                  (12 U.S.C. 1813);

(i)         ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14)
                of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)        ☒ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)         Amount Beneficially Owned

As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of 343,710 shares of Common Shares owned outright by Millenco, L.P., a Delaware limited partnership (“Millenco”).

Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Millenco. As a limited partner, Partners has no investment or voting control over Millenco or its securities positions.

(b)       Percent of Class

4.8% (see Item 4(a) above), which percentage was calculated based on 7,203,703 shares of Common Shares outstanding as of September 15, 2005, as reported in the Company's Annual Report on Form 10-K, dated as of September 16, 2005.

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

-0-

(ii)	Shared power to vote or to direct the vote

343,710

CUSIP No. 86737U102	13G	Page 7 of 9 Pages

(iii)	Sole power to dispose or to direct the disposition of

-0-

(iv)	Shared power to dispose or to direct the disposition of

343,710

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired

the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

See Exhibit I.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of September 30, 2005, by and among Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No. 86737U102	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: September 30, 2005

MILLENCO, L.P. By: Millennium Management, L.L.C. its general partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with SEC on June 6, 2005 Israel A. Englander

CUSIP No. 86737U102	13G	Page 9 of 9 Pages

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares, without par value, of SunLink Health Systems, Inc., an Ohio corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 30, 2005

MILLENCO, L.P. By: Millennium Management, L.L.C. its general partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with SEC on June 6, 2005 Israel A. Englander